HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com

April 26, 2013

VIA E-MAIL AND EDGAR

Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harvest Capital Credit Corporation Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 filed on March 25, 2013 (File No. 333-185672)

Dear Ms. Stout:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below is the Company’s response to the oral accounting comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 22, 2013 regarding the above-referenced registration statement.  The Staff’s comment is set forth below in italics and is followed by the Company’s response.

Comment:  In its future SEC filings, the Company’s statements of changes in net assets should separately state distributions to shareholders from: (a) investment income; (b) realized gain from investment transactions; and (c) other sources (e.g., return of capital).  In addition, please be reminded of the Company’s future obligations under Section 19(a) of the Investment Company Act of 1940 after it files its election to be regulated as a business development company.

           Response: The Company will comply with this comment in its future SEC filings and acknowledges its obligations going forward under Section 19(a) of the Investment Company Act of 1940 with respect to tax returns of capital distributed to shareholders.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC